FEDERATED INCOME SECURITIES TRUST

                              5800 Corporate Drive
                      Pittsburgh, Pennsylvania 15237-7000

                               September 15, 2006


EDGAR Operations Branch
Securities and Exchange Commission
Division of Investment Management
100 F Street, N. E.
Washington, DC  20549


     RE:  FEDERATED INCOME SECURITIES TRUST
             Federated Short-Term Income Fund (the "Fund")
          1933 Act File No. 333-136577
          1940 Act File No. 811-4577


Dear Sir or Madam:

       The following responds to your specific instruction that we furnish a written review of the responses provided to the oral comments received from the Commission's staff with respect to the N-14 filing for the above referenced Fund filed with the Commission on August 14, 2006.

       (1) In response to your first comment, Federated will revise item (ii) of the second paragraph under "Reasons for the Proposed Reorganization" as follows:

             (ii)the  opportunity   to  participate  in  a  fund  with  superior
       historical performance, though past performance is no guarantee of future results.

       (2) In response to your second comment, the following disclosure has been added to "Comparison of Investment Objectives, Policies and Limitations":

             In addition to the objectives and policies set forth above, each Fund is subject to certain fundamental investment limitations which may not be changed without shareholder approval. The fundamental limitations for the Federated Fund and the MDT Fund are generally similar; however, you may want to note these differences:

   {circle}With regard to the limitation on real estate, the Federated Fund may exercise its rights under agreements relating to such securities, including the right to enforce security interests and to hold real estate acquired by reason of such enforcement until that real estate can be liquidated in an orderly manner.

   {circle}With regard to the limitation on lending, the MDT Fund may loan money to other MDT Funds in accordance with the terms of any applicable rule or regulation or an exemptive order removing the current prohibitions that exist under the 1940 Act.

   {circle}With regard to the limitation on borrowing, the MDT Fund may borrow money from other Funds within the MDT Funds in accordance with the terms of any applicable rule or regulation that may permit such practice or exemptive order removing the current prohibitions that exist under the 1940 Act.

   {circle}The MDT Fund does not disclose a fundamental limitation on investing in commodities.

   {circle}The Federated Fund does not have a fundamental limitation on investing in other investment companies.



   With regard to your comment regarding the concentration policy, the following clarifying language has been added to the concentration policy:

       Investments in bank instruments, and investments in certain industrial development bonds funded by activities in a single industry, will be deemed to constitute investment in an industry, except when held for temporary defensive purposes. For purposes of the above limitation, the Fund considers certificates of deposit and demand and time deposits issued by a U.S. branch of a domestic bank or savings association having capital, surplus and undivided profits in excess of $100,000,000 at the time of investment to be "cash items."

       (3) In response to your third comment, please see the attached fee table.

       (4) In response to your fourth comment, correct placement of all footnotes has been confirmed and footnote 8 has been revised to read as follows:

             Other  Expenses  include custodian, administration, transfer agency and other customary Fund expenses. Since the MDT Bond Fund Class A and Class C Shares commenced operations on September 15, 2005, these expenses are based on estimated amounts for the current fiscal year. This also includes an account administration fee which is used to compensate intermediaries for account administrative services, and a record keeping fee which is used to compensate intermediaries for recordkeeping services.

       (5) In response to your fifth comment, the Federated Fund Pro Forma expense example has been revised and follows below.

          MDT Fund - Class A Shares   MDT Fund- Class C Shares  Federated Fund - Class A Shares   Federated Fund Pro Forma Combined
Expenses assuming redemption:
  1 Year             $341                       $294                        $241                            $221
  3 Years            $585                       $600                        $539                            $491
  5 Years            $849                      $1,032                       $858                            $796
  10 Years          $1,602                     $2,233                      $1,763                          $1,662

       (6) In response to your sixth comment, the following has been added under the section "Information about the Reorganization" under the heading "Description of the Plan of Reorganization":

             At the time of the Reorganization, if approved, the NAV of the MDT Fund's shares will be determined in accordance with the procedures described in the Federated Fund's Prospectus and Statement of Additional Information, and in accordance with the Federated Fund's valuation procedures. The MDT Fund and the Federated Fund currently utilize the same valuation procedures and therefore, there is not anticipated to be any impact on NAV as a result of using the Federated Fund's valuation procedures in the Reorganization.

       (7) In response to your seventh comment, the following has been added under the section "Income Tax Consequences":

             The Reorganization will not require the MDT Fund to dispose of a material portion of its portfolio securities prior to the Reorganization due to non-conformance of those securities with the investment objectives, policies or limitations of the Federated Fund. However, the Federated Fund may dispose of a material portion of the acquired portfolio securities in order to rebalance the portfolio and in the normal course of investing the Federated Fund's assets.

       (8) In response to your eighth comment, the following has been added to the second bullet point under the section "Information about the Reorganization" under the heading "Background and Trustees Considerations Relating to the Proposed Reorganization":

       This voluntary waiver may be terminated at any time.

       (9) In response to your ninth comment, the following has been added under the section "Income Tax Consequences":

                    The Funds had unutilized capital loss carryovers as of the end of each Fund's fiscal year end. The final amount of unutilized capital loss carryovers for each fund is subject to change and will not be determined until the time of the Reorganization.

FUND (FISCAL YEAR END)          UNUTILIZED CAPITAL LOSS CARRYOVERS  FUND(FISCAL YEAR END)   UNUTILIZED CAPITAL LOSS CARRYOVERS
Federated Fund (April 30, 2006)           $47,105,043 MDT Fund      (July 31, 2006)                   $779,861

       The same Funds had the following tax basis appreciation or (depreciation) as of each Fund's fiscal year end.

FUND (FISCAL YEAR END)              TAX BASIS APPRECIATION OR        FUND (FISCAL YEAR END)       TAX BASIS APPRECIATION OR
                                          (DEPRECIATION)                                                (DEPRECIATION)
Federated Fund (April 30,           (5,421,675) MDT Fund             (July 31,  2006)                  $(549,580)
2006)


After and as a result of the Reorganization, it is not anticipated that the Federated Fund will be limited under Section 382 of the Code in its use of the MDT Fund's capital loss carryover.

       (10) In response to your tenth comment, the following disclosure has been added to Note 2 of the SAI's "Notes to Pro Forma Combining Statements of Operation":

             The Reorganization will not require the MDT Fund to dispose of a material portion of its portfolio securities prior to the Reorganization due to non-conformance of those securities with the investment objectives, policies or limitations of the Federated Fund. However, the Federated Fund may dispose of a material portion of the acquired portfolio securities in order to rebalance the portfolio and in the normal course of investing the Federated Fund's assets.

       (11) In response to your eleventh comment, the following footnote has been added as footnote 6 to the SAI's schedule of investments:
             (6) Purchased with proceeds from securities lending collateral. This footnote has been added to the following items:


6 Interest in $1,200,000,000 joint repurchase agreement 4.79%, dated 4/28/2006 under which Barclays Capital, Inc. will repurchase U.S. Government Agency securities with various maturities to 3/19/2026 for $1,200,479,000 on 5/1/2006. The market value of the underlying securities at the end of the period was $1,224,000,973.

6 Interest in $2,000,000,000 joint repurchase agreement 4.79%, dated 4/28/2006 under which Bear Stearns and Co., Inc. will repurchase U.S. Government Agency securities with various maturities to 3/25/2045 for $2,000,798,333 on 5/1/2006. The market value of the underlying securities at the end of the period was $2,060,003,916.


       (12) In response to your twelfth comment, the following has been added to Note 5 of the SAI's "Notes to Pro Forma Combining Statements of Operation":


       The Funds had unutilized capital loss carryovers as of the end of each Fund's fiscal year end. The final amount of unutilized capital loss carryovers for each fund is subject to change and will not be determined until the time of the Reorganization.

FUND (FISCAL YEAR END)          UNUTILIZED CAPITAL LOSS CARRYOVERS   FUND (FISCAL YEAR END)   UNUTILIZED CAPITAL LOSS CARRYOVERS
Federated Fund (April 30, 2006)               $47,105,043 MDT Fund     (July 31, 2006)                    $779,861

       The same Funds had the following tax basis appreciation or (depreciation) as of each Fund's fiscal year end.

FUND (FISCAL YEAR END)              TAX BASIS APPRECIATION OR        FUND (FISCAL YEAR END)       TAX BASIS APPRECIATION OR
                                          (DEPRECIATION)                                                (DEPRECIATION)
Federated Fund (April 30,            $(5,421,675) MDT Fund            (July 31, 2006)                    $(549,580)
2006)


After and as a result of the Reorganization, it is not anticipated that the Federated Fund will be limited under Section 382 of the Code in its use of the MDT Fund's capital loss carryover.

       Please contact Alice Helscher at 412.288.1202 with any questions.

                                                     Very truly yours,


                                                     /s/ Alice Helscher
                                                     Alice Helscher
                                                     Paralegal

                                                                       Exhibit A




COMPARATIVE FEE TABLES

MDT FUND CLASS A SHARES AND CLASS C SHARES - FEDERATED FUND CLASS A SHARES

      This table describes (1) the actual fees and expenses that you may pay if you buy and hold Class A and Class C Shares of the MDT Fund and the Federated Fund - Class A Shares and (2) the pro forma fees and expenses of Class A Shares of the Federated Fund on a combined basis after giving effect to the Reorganization. As described below, the pro forma operating expenses of the Federated Fund are shown after giving effect to a contractual waiver and reimbursement of expenses by the Federated Adviser to limit annual total operating expenses to not more than 1.20%, which will commence on the effective date of the Reorganization and will continue through November 2008 (two years from the effective date of the Reorganization); and annual total operating expenses of the MDT Fund Class A and Class C Shares are shown after giving effect to a contractual waiver of expenses by the MDT Adviser to limit annual total operating expenses to not more than 1.20% and 1.95%, respectively, through November 30, 2006.



SHAREHOLDER FEES                                                                        MDT FUND   MDT              FEDERATED FUND -
                                                                                        - CLASS  FUND -              CLASS A SHARES
                                                                                        A SHARES CLASS C FEDERATED     PRO FORMA
                                                                                                 SHARES    FUND -       COMBINED
                                                                                                          CLASS A
                                                                                                           SHARES
Fees Paid Directly From Your Investment
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)      2.25%     None      1.00%        1.00%
Maximum Deferred Sales Charge (Load) (as a percentage of original purchase price or         None   1.00%      0.00%        0.00%
redemption proceeds, as applicable)
Maximum Sales Charge (Load) Imposed on Reinvested Dividends (and other Distributions)       None    None       None         None
(as a percentage of offering price)
Redemption Fee (including exchanges) (as a percentage of amount redeemed, if              2.00%1   2.00%1      None         None
applicable)
Exchange Fee                                                                                None    None       None         None
Account Fee                                                                                 None    None       None         None

ANNUAL FUND OPERATING EXPENSES2
Expenses That are Deducted From Fund Assets (as a percentage of average net assets)
Management Fee                                                                            0.40%    0.40%      0.40%3       0.40%4
Distribution (12b-1) Fee                                                                  0.25%5   1.00%      0.50%6       0.50%7
Other Expenses                                                                            0.51%8   0.51%8     0.50%9       0.49%10
Total Annual Fund Operating Expenses                                                      1.16%11  1.91%11    1.40%        1.39%
Fee Waivers and/or Expense Reimbursement (contractual)                                    0.00%    0.00%      0.00%        0.19%
Net Annual Fund Operating Expenses                                                        1.16%11  1.91%11    1.40%        1.20%4
________________________________

(1) The Fund charges a 2.00% redemption fee on shares redeemed within 30 days of purchase.
(2)  For the Federated  Fund - Class A Shares and the  Federated  Fund - Class A
     Shares Pro Forma Combined, the percentages shown are annualized based on expenses for the fiscal year ended April 30, 2006 and the anticipated expenses for the fiscal year ending April 30, 2007, respectively. However, the rate at which expenses are accrued during the fiscal year may not be constant and, at any particular point, may be greater or less than the stated average percentage. Although not contractually obligated to do so
     (except as discussed in note 4), the Federated Adviser, distributor and administrator waived or have voluntarily agreed to waive certain amounts.
     These are shown below along with the net expenses the Federated Fund paid for the fiscal year ended April 30, 2006 and the Federated Fund Class A
     Shares Pro Forma  Combined  expects to pay for the fiscal year ending April
     30, 2007.

                                                                            MDT     MDT      FEDERATED    FEDERATED FUND - CLASS A
                                                                           FUND -  FUND -     FUND -     SHARES PRO FORMA COMBINED
                                                                           CLASS   CLASS      CLASS A
                                                                             A       C        SHARES
                                                                           SHARES  SHARES
              Additional Waivers/Reimbursement of Fund Expenses             0.00%   0.00%       0.32%            0.12%
              (voluntary)
              Total Anticipated Annual Fund Operating Expenses (after       1.16%   1.91%       1.08%            1.08%
              waivers/reimbursement)

(3)  The Federated Adviser  voluntarily  waived a portion of the management fee.
     The Federated Adviser can terminate this voluntary waiver at any time. The management fee paid by the Fund (after the voluntary waiver) was 0.10% for the fiscal year ended April 30, 2006.

(4) The Federated Adviser is obligated to waive all or a portion of its investment advisory fee which it is otherwise entitled to receive, and/or reimburse other operating expenses (excluding interest, taxes and brokerage commissions), in order to limit the aggregate annual operating expenses for the Class A Shares of the Fund to not more than 1.20% of its daily net assets. Any waiver by the administrator and/or distributor that reduces such expenses (as discussed in note 2) may have the effect of reducing the amount to be waived or reimbursed by the Federated Adviser pursuant to its contractual commitment. This commitment will expire in November 2008.
     Pursuant to the contractual commitment, the Adviser expects to waive 0.17% of its management fee for the fiscal period ending July 31, 2007. As a separate matter, although not obligated to do so, the Federated Adviser expects to voluntarily waive a portion of its investment advisory fee. This voluntary waiver can be terminated at any time. The management fee paid by the Fund (after all waivers/reimbursement) is expected to be 0.11% for the fiscal year ending April 30, 2007.

(5)  The MDT Fund's  Rule 12b-1 Plan  permits  the Fund's  Class A Shares to pay
     12b-1 fees of up to 0.35%. Currently, the Board of Trustees has authorized the Fund's Class A Shares to pay up to 0.25% per year.

(6) The distributor voluntarily waived a portion of the distribution (12b-1) fee. The distributor can terminate this voluntary waiver at any time. The distribution (12b-1) fee paid by the Federated Fund's Class A Shares (after the voluntary waiver) was 0.49% for the fiscal year ended April 30, 2006.

(7)  Although  not  contractually  obligated  to  do  so,  the  distributor  has voluntarily agreed to waive a portion of the distribution  (12b-1) fee. The
     distributor   can  terminate  this  voluntary   waiver  at  any  time.  The
     distribution  (12b-1) fee to be paid by the Federated Fund's Class A Shares
     Pro Forma Combined (after the anticipated  voluntary waiver) is expected to be 0.49% for the fiscal year ending April 30, 2007.

(8) Other Expenses include custodian, administration, transfer agency and other customary Fund expenses. Since the MDT Bond Fund Class A and Class C Shares commenced operations on September 15, 2005, these expenses are based on estimated amounts for the current fiscal year. This also includes an account administration fee which is used to compensate intermediaries for account administrative services, and a record keeping fee which is used to compensate intermediaries for recordkeeping services.

(9) Includes a shareholder services fee/account administration fee which is used to compensate intermediaries for shareholder services or account administrative services. Also includes a recordkeeping fee which is used to compensate intermediaries for recordkeeping services. The administrator voluntarily waived a portion of its fee. This voluntary waiver can be terminated at any time. Total Other Expenses paid by the Fund's Class A
     Shares  (after the  voluntary  waiver) were 0.49% for the fiscal year ended
     April 30, 2006.

(10) Includes a shareholder  services  fee/account  administration  fee which is used to  compensate  intermediaries  for  shareholder  services  or account administrative services. Also includes a recordkeeping fee which is used to
     compensate   intermediaries  for  recordkeeping   services.   Although  not
     contractually  obligated to do so, the administrator has voluntarily agreed to waive a portion of its fee. This  voluntary  waiver can be terminated at any time. Total Other Expenses paid by the Fund's Class A Shares (after the anticipated  waiver)  are  expected  to be 0.48% for the fiscal year ending
     April 30, 2007.

(11) The MDT Adviser has contractually agreed to limit the Class A Shares' and Class C Shares' Total Annual Fund Operating Expenses to 1.20% and 1.95%, respectively, of average net assets through November 30, 2006.
